SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F:  ☑    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐    No:  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: February 10, 2005

Three months report 2004/4

[GRAPHIC]

Provisional results 2004 financial year*

	Financial year				Fourth quarter
	2004	2003		organic	2004	2003		organic
In million €
Total revenues	2,652.5	2,769.3	–4.2%	0%	702.2	746.9	–6.0%	–2.7%
Operating income	110.4	124.8	–11.6%	19%	29.1	46.4	–37.2%	–9.6%
Net income	78.1	61.5	27.0%	—	25.4	27.0	–5.9%	—

In € per share
Net income	0.89	0.69	28.6%		0.29	0.31	–6.3%
Dividend	0.58	0.58

•	On an organic basis total revenues for 2004 finished at the same level as in 2003 thanks to the growing sales of new printing systems. This has brought the decrease of the past 3 years to a halt. Total revenues includes € 31 million from the sale of the lease portfolio.

•	The outsourcing of part of the manufacturing operations to Central Europe and Asia has been implemented according to plan. The objectives set for cost-price and quality have been achieved.

•	The operating income from commercial activities, excluding the book profit on the sale of the lease portfolio, is expected to grow in 2005 as compared to 2004.

Rokus van Iperen, chairman of the Board of Executive Directors:

“The strategy that was formulated in 2002 is bearing its first fruits. The increase in machine sales during the past year is a direct consequence of the investments in product development and sales. Particularly the products that Océ launched in 2003 and 2004 are selling well. Revenues from maintenance and service, which are currently still lagging behind, are recovering later than expected.”

•	In the fourth quarter non-recurring revenues grew organically by 8.8%, whilst recurring revenues showed an organic decrease of 7.5%. The operating income for the fourth quarter includes a book profit of € 10.1 million on the sale of lease contracts. Interest proceeds from financial lease contracts decreased by € 10.8 million.

•	The net income for the fourth quarter includes the release of a tax provision of € 1.4 million.

•	Free cash flow in the fourth quarter amounted to € 178 million.

Provisional results fourth quarter 2004

Revenues decreased in the fourth quarter by 6.0%, of which 3.3% was due to exchange rate effects. The organic decrease in revenues was 2.7%.

As a result of the sale of the lease portfolio interest revenues from lease contracts were € 10.8 million lower. The book profit on the sale amounted to € 10.1 million. Non-recurring revenues were up by 8.8% (excluding the sale of lease contracts: 6.9%). Sales of printing systems continue to develop positively. Recurring revenues decreased on an organic basis by 7.5% (excluding the sale of lease contracts: -5.9%). The decrease is attributable to lower interest proceeds from lease contracts and reduced revenues from maintenance contracts. Because of the continuing price pressure in the market, revenues from sales of paper were also lower.

The gross margin decreased by 2.8% to 40.7%. Of this decrease, 0.9% was due to a lower hedging result than in the fourth quarter of 2003.

The volume/mix effect amounted to 1.9%.

Operating expenses decreased by 7.8%.

On an organic basis the decrease was 5.5%.

Operating income amounted to € 29.1 million (-37.2%).

*	The figures stated in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2003 there have been no changes in the accounting principles used for financial reporting, with the exception of changes in certain balance sheet classifications. On January 31, 2005 Océ will publish its definitive results as included in the Annual Financial Statements.

Interest charges decreased by 48.8% to € 3.6 million due to a decrease in the net debt position.

The tax charge includes the release of provisions of € 1.4 million. This release results from the definitive settlement of tax risks to which the provisions related. Net income amounted to € 25.4 million (2003: € 27.0 million).

Net income per ordinary share outstanding was € 0.29 (2003: € 0.31).

Provisional fourth quarter results by Strategic Business Unit

In Digital Document Systems (DDS) revenues in the fourth quarter were € 484.1 million (2003: € 514.5 million). On an organic basis revenues decreased by 2.7% compared to the fourth quarter of 2003. Exchange rate effects depressed revenues by 3.3%. Non-recurring revenues showed an organic increase of 12.4% (excluding the sale of lease contracts: 9.6%). The growth in sales of printing systems continued to move ahead well. This was mainly due to the success of machines that were introduced in the past two years.

Recurring revenues decreased organically by 8.6% (excluding the sale of lease contracts: 7.0%).

This decrease was caused by lower interest proceeds and reduced revenues from maintenance contracts. The lower interest proceeds were attributable to the disposal of the lease portfolio. The reduced revenues from maintenance contracts are the result of the withdrawal of about 25,000 low volume machines from the office market. In addition, the number of analogue copiers installed in the market is showing a strong decline.

Recurring revenues were likewise affected in the fourth quarter by the flat development of revenues within Océ Business Services. This resulted from the loss of a substantial contract which Océ decided to discontinue rather than allow this to impact on its income targets. In all of the preceding quarters of the past year revenues within this business group had shown a clear increase. The operating income of the DDS Strategic Business Unit amounted to € 10.5 million (2003: € 17.0 million).

Revenues in Wide Format Printing Systems (WFPS) were € 218.1 million (2003: € 232.4 million). On an organic basis revenues were 2.6% lower, with exchange rate effects causing a decline of 3.5%. Non-recurring revenues increased by 1.9% on an organic basis (excluding the sale of lease contracts also 1.9%).

This growth in revenues was principally booked by colour printers, both in the design engineering and in the printing industry market. Recurring revenues decreased organically by 4.9% (excluding the sale of lease contracts: -3.3%). In addition to the decrease in interest revenues from leases, this decline is due to lower revenues from sales of supplies. Operating income amounted to € 18.6 million (2003: € 29.4 million).

Provisional results 2004 financial year

Total revenues amounted to € 2,652.5 million (2003: € 2,769.3 million). The 4.2% decrease in revenues was entirely due to the impact of exchange rate changes. On an organic basis revenues were the same as in the previous year. Total revenues comprise an amount of € 30.9 million in the form of a book profit on the sale of lease contracts. This sale meant that the interest revenues from financial leases were reduced by € 29.4 million. Non-recurring revenues increased on an organic basis by 10.6% (excluding the sale of the lease contracts: 7.0%), whilst recurring revenues decreased organically by 3.6% (excluding the sale of lease contracts: 2.7%).

The gross margin was 41.6%, a decrease of 0.5% on the 2003 financial year.

Operating expenses decreased on a organic basis by 1.6%.

Operating income amounted to € 110.4 million, which was almost 12% lower than in 2003.

The decrease was attributable in full to exchange rate effects. Organically, operating income increased by 19%.

Interest charges decreased by 40.8% to € 18.1 million.

The tax charge amounted to 13.2%. Excluding the release of the tax provision of € 7.0 million, the tax charge worked out at 20.8%.

Net income rose by 27.0% to € 78.1 million.

Net income per ordinary share outstanding was € 0.89 (2003: € 0.69).

Outsourcing of lease activities

The outsourcing of the lease activities progressed well in the fourth quarter. During the quarter contracts to the value of € 107 million within the existing lease portfolio were sold to the company’s lease partners. The book profit on this sale amounted to € 10.1 million.

The level of the lease receivables on the balance sheet at the end of the financial year amounted to € 403 million. A further package of € 175 million is expected to be sold in 2005, which will leave a portfolio with a value of approximately € 225 million on the balance sheet.

Commercial versus financial results

	2004	2003
In million €
Commercial activities*
Revenues	2,585	2,672
Operating income	62	56
Net income	53	36

Financial activities
Revenues	68	97
Operating income	48	69
Net income	25	25

*	Including book profit on sale of lease portfolio:
2004: € 31 million; 2003: € 6.0 million.

Outsourcing of manufacturing

The outsourcing of part of the manufacturing activities from Venlo to Central Europe and Asia is progressing entirely according to plan. The quality, the cost reduction and the supply chain performance are in line with the set targets.

Cooperation with the partners handling the outsourced manufacturing activities is constructive. In the 2005 financial year 20% of Venlo’s original manufacturing output will originate from these countries. The related reduction in personnel numbers in Venlo has largely been completed.

Experiences to date strengthen the view that Océ must continue along its chosen route. Apart from the lower manufacturing costs that have now been achieved, an additional advantage is that products that are sourced in Asia are paid for in dollars, which reduces Océ’s dollar-sensitivity.

Balance sheet and cash flow

The balance sheet total amounted to € 2,233 million, a decrease of € 188 million compared to the balance sheet at the end of the 2003 financial year. The main factors that caused a decrease in the assets position were lease receivables (- € 400 million), trade accounts receivable (- € 50 million) and an increase in liquid funds (€ 257 million) and in other working capital (€ 5 million).

Shareholders’ equity at the end of 2004 was equal to that at the 2003 year end. During the year there was a mainly dollar-related negative translation result of € 26 million.

Interest-bearing loans decreased by € 68 million to € 481 million.

Net debt fell from € 494 million to € 168 million. The solvency ratio amounted to 33.7% (2003: 31.0%). Total free cash flow was € 370 million.

Dividend

A proposal will be made to shareholders that the dividend for the 2004 financial year be maintained at € 0.58 per ordinary share of € 0.50 nominal. If this proposal is adopted, the final dividend per ordinary share for 2004 will amount to € 0.43 in cash. The interim dividend for 2004 amounted to € 0.15 per ordinary share.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on April 15, 2005.

The agenda for the meeting will be published on March 15, 2005. The annual report will be published on-line on our website on February 1, 2005 and will become available in printed form on February 18, 2005.

Prospects

Océ will invest further in raising its distributive strength in 2005. Supported by the new range, sales of printing systems will show continued growth.

This will lead to a turn around in the recurring revenues, which is expected to take place during the course of 2005.

Operating income from commercial activities, excluding the book profit on the sale of the lease portfolio, is expected to be higher than in 2004, provided however that the dollar does not fall further in value against the euro.

As a result of the lower revenues from leases, net income will be below that of 2004.

Océ N.V.

January 17, 2005

For further information: Océ N.V.

Pierre Vincent

Senior VP Investor Relations

Venlo, the Netherlands

Telephone #31 77 359 2240

E-mail mve@oce.nl

Consolidated Statement of Operations

Period December 1, 2003 till November 30, 2004	Fourth quarter		Financial year
Results in million €	2004	2003	2004	2003
Revenues from sales, rentals and service	690.2	724.0	2,584.3	2,671.7
Interest from financial lease	12.0	22.9	68.2	97.6

Total revenues	702.2	746.9	2,652.5	2,769.3
Cost of sales, rentals and service	416.2	421.8	1,549.1	1,604.1
Gross margin	286.0	325.1	1,103.4	1,165.2
Operating expenses	256.3	276.6	985.1	1,015.2
Impairment of fixed assets	0.6	2.1	7.9	25.2
Operating income	29.1	46.4	110.4	124.8
Financial expense (net)	3.6	7.1	18.1	30.5
Income before income taxes, equity in income of unconsolidated companies and minority interests	25.5	39.3	92.3	94.3
Income taxes	–0.2	11.8	12.2	30.5
Income before equity in income of unconsolidated companies and minority interests	25.7	27.5	80.1	63.8
Equity in income of unconsolidated companies	0.3	—	0.5	0.1
Income before minority interests	26.0	27.5	80.6	63.9
Minority interests in net income of subsidiaries	0.6	0.5	2.5	2.4
Net income	25.4	27.0	78.1	61.5
Free cash flow	177.7	207.8	370.5	327.8
Average number of ordinary shares outstanding (x 1,000)	83,515	83,404	83,488	83,409
Per ordinary share in €
Net income	0.29	0.31	0.89	0.69

Consolidated Balance Sheet

In million €	30.11.2004	30.11.2003
Assets

Intangible fixed assets	37	49
Tangible fixed assets	481	494
Financial fixed assets	360	561
Inventories	317	310
Accounts receivable and prepaid expenses	725	952
Cash and cash equivalents	313	55

Total assets	2,233	2,421

Liabilities

Total shareholders’ equity	714	713
Minority interest	38	39
Long term liabilities (provisions)	516	596
Long term debt	438	381
Short term debt	43	168
Other current liabilities	484	524

Total liabilities	2,233	2,421

Changes in shareholders’ equity

Period December 1, 2003 till November 30, 2004

In million €	30.11.2004	30.11.2003
Amount at December 1, 2003/2004	713	771

Net income	78	61
Dividend	–52	–52
Change repurchased shares stock option plan	1	–1
Foreign currency translations	–26	–66

At November 30	714	713

Abridged Consolidated Statement of Cash Flow

Period December 1, 2003 till November 30, 2004

In million €	2004	2003
Cash flow from operating activities
Net income	78	61
Depreciation	147	173
Impairment of fixed assets	8	25
Investments less divestments in rental equipment and movements in financial lease receivables	35	30
Long term liabilities (provisions) inclusive provisions for financial lease and current assets	–60	14
Trade accounts and other receivables	31	71
Inventories	–63	6
Trade accounts payable	2	–31
Net change in other working capital accounts	–41	–9

Total cash flow from operating activities	137	340

Cash flow from investing activities
Capital expenditure on intangible assets	–9	–11
Capital expenditure less divestments in property, plant and equipment	–74	–81
Capital expenditure on other financial assets	3	–2
Net change in unconsolidated companies	1	—
Sale of lease portfolio	312	80
Sale (purchase) group companies after deduction cash and cash equivalents	—	2

Total cash flow from investing activities	233	–12

Cash flow before financing activities	370	328

Interest bearing loans	–60	–239
Change repurchased shares stock option plan	1	–1
Dividend	–52	–52
Other	–3	–3

Cash flow from financing activities	–114	–295

Translation differences	1	–15

Change in cash and cash equivalents	257	18

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to hereafter as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to hereafter as the Exchange Act). These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties (some of which are beyond Océ’s control) and which are neither manageable nor foreseeable by Océ. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission. In view of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties, which include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent and potential future terrorists attacks and the war on terrorism.

For a more detailed discussion of the risks, uncertainties and other factors that may affect Océ’s actual results, performance or achievements, you should refer to pages 62 to 67 of the annual report for 2003, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The publicity listed holding company of the Group is Océ N.V. The issued share capital amounts to over € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500. – priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/ Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Océ N.V.

P.O. Box 101, 5900 MA Venlo, the Netherlands

Telephone (+31) (0)77 3592240

Telefax (+31) (0)77 3595436

Océ on Internet: http://www.oce.com

E-mail: info@oce.com

Trade register Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Press release Océ N.V.

Final results 2004

Dividend 2004

Annual General Meeting of Shareholders 2005

Final results 2004

Océ confirms that the final results for the 2004 financial year are equal to the provisional results that were published on January 17, 2005. This means total revenues of € 2,652.5 million, operating income of € 110.4 million, net income of € 78.1 million and basic earnings of € 0.89 per € 0.50 ordinary share.

Dividend 2004

As announced on January 17 last, it will be proposed to shareholders to adopt a dividend for the 2004 financial year of € 0.58 (2003: also € 0.58) per ordinary share of € 0.50 nominal. Upon adoption of this proposal the final dividend per ordinary share for 2004 will be € 0.43; the interim dividend amounted to € 0.15. It is proposed to pay out the final dividend fully in cash.

The dividend will be made available for payment as from May 3, 2005. Shares in Océ N.V. will be listed as “ex-dividend” with effect from April 19, 2005.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held in Venlo on Friday, April 15, 2005, commencing at 14.00 hrs.

The agenda for this meeting will be available in printed form and also via the internet (www.oce.com) as of March 15, 2005.

Annual Report 2004

The annual report will be published on the internet (www.oce.com) on February 1, 2005 and will be available in printed form as of February 18, 2005.

Océ N.V.

January 31, 2005